UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Golub Capital Private Income Fund I

(Name of Issuer)

Golub Capital Private Income Fund I

(Name of Person(s) Filing Statement)

Common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

38182V101

(CUSIP Number of class of securities)

David B. Golub

c/o GC Advisors LLC

200 Park Avenue, 25th Floor

New York, NY 10166

(212) 750-6060

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq. Nathan Briggs, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, DC 20001	Bissie Bonner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

June 29, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Golub Capital Private Income Fund I (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 200 Park Avenue, 25th Floor, New York, New York 10166 and the telephone number is (212) 750-6060.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest (the “Shares”) or portions thereof. As of the close of business on March 31, 2026, there were 8,189,777 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 409,488 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of March 31, 2026.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. GC Advisors LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 200 Park Avenue, 25th Floor, New York, New York 10166 and its telephone number is (212) 750-6060. The members of the Fund’s Board of Trustees (the “Board”) are John T. Baily, Kenneth F. Bernstein, Lofton P. Holder, Anita J. Rival, William M. Webster IV, David B. Golub, and Christopher C. Ericson (each, a “Trustee”). The Chief Executive Officer is David B. Golub, the Chief Financial Officer and Treasurer is Christopher C. Ericson, the Chief Accounting Officer is Paul Solini, and the Chief Compliance Officer and Secretary is Wu-Kwan Kit. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 409,488 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 29, 2026 (the “Expiration Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of June 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter, on request, (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. The form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

The payment of tendered Shares will be made in cash for those Shares within five business days of the last date that Shareholders may tender Shares for the repurchase offer. The payment date is expected to be August 5, 2026, unless the Offer is extended.

(iii)	The Offer is scheduled to expire on July 29, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. If your shares are held at your financial advisor, broker, dealer or other financial intermediary (“Authorized Intermediary”), please ask your Authorized Intermediary sufficiently in advance of the Expiration Date to submit a repurchase request for you. You may be charged a transaction fee by your Authorized Intermediary for this service. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Authorized Intermediary for the repurchase request to be considered in good order. However, such Shareholders should submit their Letter of Transmittal to the Fund at the same time they submit the Letter of Transmittal to their Authorized Intermediary. Additionally, for accounts held through a custodial relationship, Shareholders should send the completed Letter of Transmittal to such custodian (along with any custodian required documentation) at the same time the Letter of Transmittal is submitted to the Fund. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or trustee of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)	The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash flow from operations, borrowings, offering proceeds or the sale of assets.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of May 31, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
David B. Golub(1)	1,014,265	12.0%
Christopher C. Ericson	-	-
Paul Solini	-	-
John T. Baily	-	-
Kenneth F. Bernstein	-	-
Lofton P. Holder	-	-
Anita J. Rival	-	-
William M. Webster IV	-	-
Wu-Kwan Kit	-	-
All executive officers and trustees as a group (9 persons)	1,014,265	12.0%

(1)	Mr. David B. Golub is a control person of GGP Class E-P, LLC and GGP Class B-P, LLC. The Common Shares shown in the above table as being owned by Mr. Golub reflect the fact that, due to his control of GGP Class E-P, LLC and GGP Class B-P, LLC, he may be viewed as having voting and dispositive power over all of the 1,014,265 Common Shares directly owned by GGP Class E-P, LLC and GGP Class B-P, LLC.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. There have been no transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any officer or Trustee of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited financial statements of the Fund dated September 30, 2025 and the unaudited financial statements of the Fund dated December 31, 2025 and March 31, 2026, filed with the SEC on EDGAR on December 19, 2025, February 17, 2026 and May 15, 2026, respectively, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)(i) Cover Letter to Offer to Purchase and Letter of Transmittal.
(ii) Offer to Purchase.
(iii) Form of Letter of Transmittal.
(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(v) Form of Notice of Withdrawal of Tender.
(vi) Tender Offer Instructions for Golub Capital Private Income Fund I.
(a)(2)-(4) Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golub Capital Private Income Fund I

By:	/s/ Christopher C. Ericson
Name:	Christopher C. Ericson
Title:	Chief Financial Officer and Treasurer

Dated: June 29, 2026

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(1)(vi)	Tender Offer Instructions for Golub Capital Private Income Fund I.

107	Filing Fee Table.